

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 6, 2017

Mr. Winnie Sze Wing Cheung
Chief Financial Officer
Royal Bakery Holdings, Inc.
407 Old Country Road
Belmont, CA 94002

> **Re:    Royal Bakery Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed April 14, 2016**
> **File No. 333-193143**

Dear Mr. Cheung:

We issued comments to you on the above captioned filing on December 21, 2016.  On January 25, 2017, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate.  These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Effie Simpson at (202) 551-3346 or myself at (202) 551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure